December 14, 2016

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Katherine Hsu

Re:	EFCAR, LLC
Registration Statement on Form SF-3
File No. 333-213381 (the “Registration Statement”)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, EFCAR, LLC (the “Registrant”) hereby respectfully requests the acceleration of the effective date of the above-captioned Registration Statement, which was filed on August 30, 2016 and amended on November 4, 2016, December 2, 2016 and December 8, 2016 (as amended, the “Amended Registration Statement”), such that the Amended Registration Statement becomes effective at 10:00 A.M. on Friday, December 16, 2016 or as soon thereafter as practicable.

The Registrant acknowledges that (1) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (2) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (3) the Registrant may not assert staff comments and the declaration of effectiveness as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Jason Grubb

Jason Grubb
Chief Executive Officer